As filed with the Securities and Exchange Commission on February 3, 2004

Registration No: 333-25795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

RELM Wireless Corporation

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

59-34862971
(I.R.S. Employer Identification No.)

7100 Technology Drive
West Melbourne, FL 32904
(Address of Principal Executive Offices)

1996 Stock Option Plan For Non-Employee Directors

(Full Title of the Plan)

David P. Storey
President and Chief Executive Officer
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, FL 32904
(Name and address of agent for service)

Telephone No.: (321) 984-1414
(Telephone number, including area code, of agent for service)

Copy of communications to:

Andrew E. Balog, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone No.: (305) 579-0500
Facsimile No.: (305) 579-0717

CALCULATION OF REGISTRATION FEE

Title of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.60 par value per share	200,000	**(3)**	**(3)**	**(3)**

(1) The Registrant is the successor issuer to Adage, Inc. by virtue of Adage, Inc.'s reincorporation to the State of Nevada from the Commonwealth of Pennsylvania on January 30, 1998.

(2) This Registration Statement also includes an indeterminate number of additional shares of Common Stock of the Registrant as may be issuable pursuant to the Plan as a result of stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933.

(3) The Shares covered hereby were previously registered on the Registration Statement to which this Post-Effective Amendment relates and for which a registration fee was previously paid.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I will be sent or given to optionees under the 1996 Stock Option Plan for Non-Employee Directors as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act").

Such documents will not be filed with the Commission in this Registration Statement, but constitute (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) a prospectus which meets the requirements of Section 10(a) of the Securities Act.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission by RELM Wireless Corporation (the “Registrant”) are hereby incorporated by reference in this Registration Statement:

(a) The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(b) The Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2003;

(c) The Registrant’s definite Proxy Statement dated April 18, 2003 relating to the 2003 annual shareholders’ meeting; and

(d) The description of the Registrant’s Common Stock contained in the Registrant’s Registration Statement on Form S-1 (No. 333-75512), including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents with the Commission.

Any statements contained in this Registration Statement, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The Registrant’s Articles of Incorporation, as amended, provide that:

“The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power

to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

The Registrant's Bylaws provide that:

"The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation."

Further, Section 78.7502 of Nevada Revised Statutes provides that:

"A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper."

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of Nevada Revised Statutes further provides that:

"Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

The Registrant has purchased directors' and officers' liability insurance covering its directors and officers in amounts customary for similarly situated companies.

Item 7.   Exemption from Registration Claimed.

Not applicable.

Item 8.   Exhibits.

4.1   Articles of Incorporation of the Registrant (incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)

4.2	Certificate of Amendment to Articles of Incorporation of the Registrant (incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001)
4.3	Bylaws of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)
4.4+	1996 Stock Option Plan for Non-Employee Directors
5.1*	Opinion of Greenberg Traurig, P.A.
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of BDO Seidman, LLP
23.3*	Consent of Greenberg Traurig, P.A.(included in legal opinion filed as Exhibit 5.1)
24.1*	Power of Attorney (included as part of the signature page to this registration statement)

+Previously filed.
*Filed herewith.

Item 9.   Undertakings.

    a.   **The undersigned registrant hereby undertakes**:

    1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    2.   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post Effective No. 1 to Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Melbourne, State of Florida, on this 3rd day of February, 2004.

RELM Wireless Corporation (Registrant)

By: /s/ DAVID P. STOREY
    David P. Storey
    President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David P. Storey and William P. Kelly his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Post-Effective Amendment No. 1 to Form S-8 Registration Statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to Form S-8 Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ GEORGE N. BENJAMIN, III George N. Benjamin, III	Chairman of the Board	February 3, 2004
/s/ DAVID P. STOREY David P. Storey	President and Chief Executive Officer (Principal Executive Officer) and Director	February 3, 2004
/s/ WILLIAM P. KELLY William P. Kelly	Executive Vice President - Chief Financial Officer (Principal Financial and Accounting Officer)	February 3, 2004
/s/ RALPH R. WITNEY, JR. Ralph R. Witney, Jr.	Director	February 3, 2004
/s/ JAMES C. GALE James C. Gale	Director	February 3, 2004
/s/ DONALD F.U. GOEBERTT Donald F.U. Goeber	Director	February 3, 2004
/s/ RANDOLPH K. PIECHOCKI Randolph K. Piechocki	Director	February 3, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Greenberg Traurig, P.A.
23.1	Consent of Ernst & Young LLP
23.2	Consent of BDO Seidman, LLP
23.3	Consent of Greenberg Traurig, P.A.(included in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included as part of the signature page to this registration statement)

Exhibit 5.1

Opinion of Greenberg Traurig, P.A.

February 3, 2004

RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904

Re: Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-25795)

Gentlemen:

We have acted as counsel to RELM Wireless Corporation, a Nevada corporation (the "Company"), in connection with the preparation of the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-25795) to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), on or about the date hereof (the "Registration Statement") relating to the registration of an aggregate of 200,000 shares of the Company's Common Stock, $0.60 par value per share (the "Shares"), reserved for issuance from time to time under its 1996 Stock Option Plan for Non-Employee Directors (the "Plan").

In so acting, we have examined originals, or copies certified or otherwise identified to our satisfaction, of (a) the Articles of Incorporation, as amended, and Bylaws of the Company as currently in effect, (b) the Post-Effective Amendment No. 1 to Registration Statement on Form S-8, (c) the Plan, (d) certain resolutions adopted by the Board of Directors of the Company, and (e) such other documents, records, certificates and other instruments of the Company as in our judgment are necessary or appropriate for purposes of this opinion.

Based on the foregoing, it is our opinion that the Shares will be, when issued and sold in the manner referred to in the Plan, legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Greenberg Traurig, P.A.
Greenberg Traurig, P.A.

Exhibit 23.1
Consent of Ernst & Young LLP

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-25795) pertaining to the 1996 Stock Option Plan for Non-Employee Directors of our report dated March 1, 2002 (except Note 13, paragraph 4, as to which the date is March 22, 2002), with respect to the consolidated financial statements of RELM Wireless Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Jacksonville, Florida
January 28, 2004

Exhibit 23.2
Consent of BDO Seidman, LLP

Consent of Independent Certified Public Accountants

The Board of Directors
RELM Wireless Corporation

We hereby consent to the incorporation by reference in the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-25795) of RELM Wireless Corporation pertaining to the RELM Wireless Corporation 1996 Stock Option Plan for Non-Employee Directors of our report dated March 28, 2003, relating to the consolidated financial statements of RELM Wireless Corporation, which appears in the RELM Wireless Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ BDO Seidman, LLP

Miami, Florida
January 29, 2004